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EXHIBIT 99.1

Tricom Announces CFO Resignation and Board Changes

        SANTO DOMINGO, Dominican Republic, Aug. 13—Tricom, S.A. (OTC Bulletin Board: TRICE.OB) announced today that Ramon Tarrago has resigned as Chief Financial Officer, to pursue other professional interests as a consultant in matters of finance and macroeconomic policy. Mr. Tarrago will be taking a position as consultant to the finance ministry of the new Dominican government, and expects to work on sovereign debt issues. Mr. Tarrago will remain as a consultant to the Company. Mr. Erwin Mendez, who has served as the Company's Controller since November 2002, will assume responsibility for overseeing the Company's financial operations effective immediately.

        The Company also announced that its Board of Directors has received the resignations of Edwin ("Jack") Corrie and Marino Ginebra. Mr. Corrie and Mr. Ginebra, members of the Company's Board of Directors since October 2001, cited personal and other business commitments for their decision to resign from the board. In addition, the Company has announced the appointments of Thomas Canfield, Carlos Castillo and Rosangela Pellerano as non-executive members of its Board of Directors.

        "We have enjoyed working with Ramon and we thank him for his significant and valuable contributions to the Company, especially on the international business front, over these past 12 years. We wish him well in his future endeavors. Erwin has demonstrated strong cost management and expense control skills and has developed a solid understanding of our business in performing his respective role in the Company's finance area. We look forward to working with him as we continue to implement and manage our current business strategies", said Carl Carlson, Chief Executive Officer. "I also want to extend our appreciation to Jack and Marino for their contributions and dedication in the service of Tricom, and at the same time, I welcome Thomas, Carlos and Rosangela to our Board of Directors", added Carlson.

        Following these changes, the Company's Board of Directors consists of the following eleven individuals: Ricardo Valdez Albizu, Thomas Canfield, Carlos Castillo, Hector Castro Noboa, Anibal de Castro, James Deane, Arturo Pellerano, Rosangela Pellerano, Roberto Saladin, Adriano Tejada and Valeriano Valerio. The Company's By-laws provide for 12 directors, two of which are independent of the majority shareholders, GFN Corp. and Motorola, Inc. A search is currently underway to fill a vacant independent director position.

        Erwin Mendez, 43, has served as the Company's Controller since November 2002. Before joining Tricom, he was Vice President of Finance for Centennial Dominicana, a subsidiary of Centennial Communications Corp., for two years. Mr. Mendez is also a former 14-year Colgate-Palmolive Company executive where he served in key financial positions, including his last assignment as Finance Director for the Caribbean region. Mr. Mendez graduated magna cum laude with a BA in accounting and finance from Universidad APEC in Santo Domingo and holds an MBA from Instituto Tecnologico de Santo Domingo, Dominican Republic.

        Thomas Canfield, 48, has served as the court-appointed Chief Executive Officer and Plan Administrator of AT&T Latin America Corp., which is currently in Chapter 11 bankruptcy proceedings, since February 2004. Mr. Canfield previously served as AT&T Latin America's General Counsel and Secretary from 2000 to 2004. Before joining AT&T Latin America, Mr. Canfield was counsel in the corporate and international practice groups of the international law firm Debevoise & Plimpton LLP. He is also a former Bankers Trust Company executive and a private real estate developer. Mr. Canfield holds a B.A. in History from Wesleyan University and a J.D. from Fordham University School of Law, New York.

        Carlos Castillo, 49, is an independent financial advisory consultant with over 20 years of operational and transactional experience in corporate finance, debt restructuring, investment and merchant banking services principally in Latin America. From 1987 to 1995, and again from 1999 to 2001, Mr. Castillo was Senior Managing Director at Bear Stearns & Co., Inc. Latin America Equity Capital Markets and Investment Banking. Mr. Castillo previous experience also includes executive positions at Bankers Trust Company and Continental Bank. Mr. Castillo holds a B.S. in Economics from Universidad Nacional de Ingeneria in Peru and an MBA from the Wharton School of Business, University of Pennsylvania.

        Rosangela Pellerano, 46, has over 16-years experience within the Dominican commercial banking industry. Mrs. Pellerano is a former Vice President of both the Consumer and Corporate Banking Services and International Banking Services divisions of Bancredito, S.A. Bancredito was formerly owned by GFN Corp., the Company's principal shareholder. Mrs. Pellerano is a graduate of Instituto Tecnologico de Santo Domingo where she majored in business administration and holds an MBA from Universite du Quebec in Montreal, Canada. Ms. Pellerano is sister to Arturo Pellerano, President of GFN Corp. and member of the Company's Board of Directors.

About TRICOM

        Tricom, S.A. is a full service communications services provider in the Dominican Republic. The Company offer local, long distance, mobile, cable television and broadband data transmission and Internet services. Through Tricom USA, the Company is one of the few Latin American based long distance carriers that is licensed by the U.S. Federal Communications Commission to own and operate switching facilities in the United States. Through its subsidiary, TCN Dominicana, S.A., the Company is the largest cable television operator in the Dominican Republic based on its number of subscribers and homes passed. For more information about Tricom, please visit http://www.tricom.net

        For additional information, please visit Tricom's Investor Relations website at http://www.tdr-investor.com.

SOURCE Tricom, S.A.
CONTACT: Miguel Guerrero
Investor Relations of Tricom, S.A.
1-809-476-4044 or 1-809-476-4012
investor.relations@tricom.net
Web site: http://www.tricom.net
http://www.tdr-investor.com

        This statement may contain certain forward-looking statements, which may involve known and unknown risks, uncertainties, and other factors not under the Company's control, which may cause actual results, performance and achievements of the Company to be materially different from the results, performance, or expectations of the Company. These factors include, but are not limited to those detailed in the Company's periodic filings with the Securities and Exchange Commission.

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  EXHIBIT 99.1